

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

Via E-mail
Thomas B. King
President and Chief Executive Officer
Alexza Pharmaceuticals, Inc.
2091 Stierlin Court
Mountain View, California 94043

     Re: Alexza Pharmaceuticals, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed on April 6, 2012
              File No. 000-51820

Dear Mr. King:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Jeffrey Riedler

                       Jeffrey Riedler
                       Assistant Director

cc: Brent D. Fassett
        Cooley LLP
        380 Interlocken Crescent, Suite 900
        Broomfield, CO 80021